March 1, 2013

Christina Chaulk
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Jones Lang LaSalle Income Property Trust, Inc., Schedule TO-T filed February 14, 2013 by MacKenzie Capital Management, LP and Coastal Realty Business Trust
SEC File No. 005-81946

Dear Ms. Chaulk:

Thank you for your letter dated February 22, 2013, regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.
We will accept tenders from any jurisdiction unless it would be illegal to do so.  As we state, we are unaware of any jurisdiction where it would be illegal, but we certainly will not voluntarily violate the law if it is illegal in some foreign jurisdiction.  Respectfully, we believe this is a “red herring” in that this is boilerplate language to protect all parties from unintentionally violating the law.  It has never happened in any offer we have made.

2.
We do not have any information about the offering that has not already been filed and disseminated to all shareholders.  We did refer in our Offer to the current offering of Class A and M shares, and stated: “Further, the Corporation has been selling Class A and M Shares at between $10 and $10.23 per Share. Although there can be no certainty as to the actual present value of the Shares, the Corporation estimated as of January 30, 2013, that its NAV was approximately $10.16 per Share, as published on its website www.jllipt.com.”  The Company has given shareholders the details about the future ability of shareholders to submit their Class E shares for repurchase in October 2014, and we felt it would be helpful to remind them of that in the letter as the same time point out that this is 1.5 years from now.  The Company’s 14D-9 also discloses the same.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.
Please let me know if you have any questions or further comments.

Very Truly Yours,

Chip Patterson
/s/ Chip Patterson

Managing Director and General Counsel